

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

David Allen
Chief Financial Officer
Iconic Brands, Inc.
44 Seabro Avenue
Amityville, NY 11701

      Re: Iconic Brands, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed June 15, 2022
          File No. 000-53162

Dear David Allen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Manufacturing